SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, September 29, 2020

Brazilian Securities & Exchange Commission (CVM)

Ref.:       Official Letter no. 320/2020/CVM/ SEP/GEA-1 - Request for clarification of media reports

Dear Sir/Madam:

In reference to Official Letter 320/2020/CVM/SEP/GEA-1 (“Official Letter”), dated September 28, 2020, through which you requested clarifications from Braskem S.A. (“Braskem” or “Company”) with regard to the report published in the newspaper O Globo, in the column of Lauro Jardim, as transcribed below:

“There’s only problems.

If the R$8.7 billion that Braskem already has committed to pay in compensation for the subsiding of soil in four districts of Maceió, Alagoas were not enough, now the environmental liabilities are starting to emerge.

This time the problem is at Braskem’s solvents plant in Madre de Deus, Bahia. The claim, dating from two decades earlier, involves soil contamination. Even Braskem could make the problem public to facilitate its sale, since the agents participating in the process are forcing the company to get all its skeletons out of the closet.”

In this regard, Braskem informs that, over 30 years ago a leak of chemical products occurred from a tank installed on a property owned by the company Companhia Carbonos Coloidais (“CCC”), located in Madre de Deus, Bahia. These products were property of the company Tecnor Tecnolumen Química do Nordeste Ltda. (“Tecnor”) and may have been acquired by domestic producers at the time, including Companhia Petroquímica de Camaçari, a company that subsequently was merged into Braskem. Both CCC and Tecnor are companies that have never had any corporate relations with Braskem and no longer have any operating activities. Moreover, the Company clarifies that it has never had any industrial operation in the Municipality of Madre de Deus, Bahia.

In this sense and given the Company’s experience in the chemical and petrochemical industry and related products, the authorities requested Braskem’s collaboration for analysis, studies and environmental remediation, with monitoring by local authorities, which has been occurring since 2003, and is not related to any potential sale of the Company. For the remediation actions, the Company estimates the approximate amount of R$110 million, which has been partially provisioned.

Braskem has been having discussions with the authorities regarding the continuity of the required environmental remediation actions and will keep the market informed of any material developments related to the matter, to the extent required by applicable law, and cannot predict with certainty future developments in respect of this matter and the costs to be incurred by the Company may be different than estimated.

Lastly, Braskem reaffirms its constant efforts to act in compliance with the best environmental and social management practices, for its Team Members and local communities.

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2020

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations.  Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.